Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF JULY 29, 2013

DATE, TIME AND PLACE:  On July 29, 2013 at 4:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

Having taken cognizance of the account statements for the period from January to June 2013, the Directors decided, based on sub-item 14.2 of the Corporate Bylaws, and ad referendum of the General Shareholders’ Meeting:

a)           to declare interest on capital complementary to the dividends paid monthly during the first half of the year and to be incorporated in the mandatory dividend for 2013 in the amount of R$ 0.2774 per share, to be paid out on August 21, 2013, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.2358 per share, excluding from this retention corporate shareholders able to substantiate immunity or exemption; and

b)           that the credit entry corresponding to this interest shall be made to the company’s account registers on August 21, 2013, on an individualized basis to each shareholder as at the end of the record date of August 6, 2013.

CONCLUSION: The work of the meeting having been concluded, these minutes were read, approved and signed by all. São Paulo (SP), July 29, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer